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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 4)


                              PANAMSAT CORPORATION
                                (Name of Issuer)


COMMON STOCK, $.01 PAR VALUE PER SHARE                          697933-10-9
  (Title of class of securities)                              (CUSIP number)


                              JOHN J. HIGGINS, ESQ.
                               CHIEF LEGAL OFFICER
                           HUGHES COMMUNICATIONS, INC.
                             200 N. SEPULVEDA BLVD.
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 662-9935
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                OCTOBER 28, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


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

-----------------------------------------------------------------                -------------------------------------------
CUSIP No. 697933-10-9                                                   13D                               Page 2
-----------------------------------------------------------------                -------------------------------------------
----------------- ----------------------------------------------- ----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  General Motors Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-0572515
----------------- ----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [_]
                                                                                                                    (B) [_]
----------------- ----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
----------------- -------------------------------------------------------------- -------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            120,812,175
          SHARES
                            ------ --------------------------------------------- -------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       120,812,175
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   120,812,175

----------------- ----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

----------------- ----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.6%

----------------- ----------------------------------------------- ----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                -------------------------------------------
CUSIP No. 697933-10-9                                                   13D                               Page 3
-----------------------------------------------------------------                -------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Hughes Communications, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3884435
----------------- ----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [_]
                                                                                                                    (B) [_]
----------------- ----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
----------------- -------------------------------------------------------------- -------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          California

------------------------- -------- --------------------------------------------- -------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                            120,812,175
         SHARES
                          -------- --------------------------------------------- -------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                          0
        OWNED BY
                          -------- --------------------------------------------- -------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                       120,812,175
       REPORTING
                          -------- --------------------------------------------- -------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   120,812,175

----------------- ----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

----------------- ----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.6%

----------------- ----------------------------------------------- ----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- ----------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

                     This Amendment No. 4 amends the statement jointly filed by General Motors Corporation ("GM") and Hughes Communications, Inc. ("HCI", and together with GM, the "Reporting Persons") with respect to the shares of common stock, par value $.01 per share ("Common Stock"), of PanAmSat Corporation (the "Company").

                     The responses to, Item 4 (Purpose of Transaction), Item 6 (Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer) and item 7 (Material to be filed as Exhibits) are hereby amended as follows:

Item 4.         Purpose of Transaction.
                ----------------------

                     Hughes Electronics Corporation, a Delaware corporation and wholly-owned subsidiary of GM ("HEC"), has entered into an Agreement and Plan of Merger, dated as of October 28, 2001 (the "Merger Agreement"), with EchoStar Communications Corporation, a Nevada corporation ("ECC"). In connection with the Merger Agreement, HEC, GM and ECC have entered into various related agreements which provide for the recapitalization and spin-off of HEC by GM (the "Related Agreements"). If the conditions contained in the Related Agreements and the Merger Agreement are satisfied or waived (these conditions include U.S. antitrust and Federal Communications Commission ("FCC") approvals, obtaining appropriate approvals of the stockholders of GM, obtaining a favorable ruling as to certain tax matters from the Internal Revenue Service and obtaining requisite financing), HEC will be spun off by GM and ECC will merge into HEC (or a newly formed holding company), with HEC being the surviving public entity and changing its name to EchoStar Communications Corporation.

                     In conjunction with entering into the Merger Agreement, ECC, HEC, HCI, Hughes Communications Galaxy, Inc. ("HCGI") and Hughes Communications Satellite Services, Inc. ("HCSSI") have entered into a Stock Purchase Agreement, dated as of October 28, 2001 (the "Purchase Agreement"), pursuant to which, in the event of termination of the Merger Agreement due to the failure to obtain the necessary U.S. antitrust and FCC approvals or the failure of ECC to provide the financing necessary to complete the transactions contemplated by the Merger Agreement, ECC would become obligated to purchase and HCI, HCGI and HCSSI would become obligated to sell the shares of Common Stock of the Company owned by HEC and its subsidiaries (the "PAS Shares") for $22.47 per share, payable in cash or combination of cash and Class A common stock of ECC. In the event of such purchase of the PAS Shares by ECC, HEC and GM would cease to own any beneficial interest in the PAS Shares. In addition, ECC has agreed that following the purchase of the PAS Shares, unless it has independently acquired all of the outstanding shares of the Company not owned by HEC or its subsidiaries (the "Remaining Shares"), it will offer to purchase all of the Remaining Shares at the same price of $22.47 per share as will have been paid to HEC for the PAS Shares. The purchase price for the Remaining Shares would be payable in cash, although ECC may offer stock of ECC as an alternative to cash (at the election of the holders of the Remaining Shares).

                     The obligations to purchase the PAS Shares and any Remaining Shares of the Company arise only upon the termination of the Merger Agreement as a result of the failure of the conditions described in the immediately preceding paragraph above. Upon the consummation of the merger of ECC and HEC pursuant to the Merger Agreement, the obligations under the Purchase Agreement terminate, and in that event GM would cease to own any beneficial interest in the PAS Shares due to the spin-off of HEC from GM, and HEC (which


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
would be renamed EchoStar Communications Corporation) would become the ultimate beneficial owner of the PAS Shares through its ownership of HCI, HCGI and HCSSI.

                     The Merger Agreement and PAS Purchase Agreement are being filed as exhibits hereto and are incorporated herein by reference.

                     Except as discussed above, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                -------------------------------------------------------------

                     The information set forth in Item 4 hereto is incorporated herein by reference.

Item 7.         Materials to be Filed as Exhibits.
                ---------------------------------

Exhibit 1 Agreement and Plan of Merger, dated as of October 28, 2001, by and between ECC and HEC (incorporated by reference to Exhibit
                  99.2 to GM's Current Report on Form 8-K, filed October 31,
                  2001).

Exhibit 2 Stock Purchase Agreement, dated as of October 28, 2001, among ECC, HEC, HCGI, HCSSI and HCI (incorporated by reference to
                  Exhibit 99.5 to GM's Current Report on Form 8-K, filed October 31, 2001).






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
                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 GENERAL MOTORS CORPORATION

                                 By: /s/ Warren G. Andersen
                                     ------------------------------------------
                                     Name: Warren G. Andersen
                                     Title: Attorney and Assistant Secretary




                                 HUGHES COMMUNICATIONS, INC.

                                 By: /s/ Patrick T. Doyle
                                     ------------------------------------------
                                     Name: Patrick T. Doyle
                                     Title: Senior Vice President



Date: October 31, 2001

                                  EXHIBIT INDEX


Exhibit No.                        Description of Exhibit
-----------                        ----------------------

Exhibit 1 Agreement and Plan of Merger, dated as of October 28, 2001, by and between ECC and HEC (incorporated by reference to Exhibit
                  99.2 to GM's Current Report on Form 8-K, filed October 31,
                  2001).

Exhibit 2 Stock Purchase Agreement, dated as of October 28, 2001, among ECC, HEC, HCGI, HCSSI and HCI (incorporated by reference to
                  Exhibit 99.5 to GM's Current Report on Form 8-K, filed October 31, 2001).










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